EisnerAmper LLP 111 Wood Avenue South Iselin, NJ 08830-2700 T 732.243.7000 F 732.951.7400 www.eisneramper.com

Exhibit 16.1

June 20, 2014

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentleman:

We were previously principal accountants for Car Charging Group, Inc. and Subsidiaries and, under the date of May 2, 2014, we reported on the financial statements of Car Charging Group, Inc. and Subsidiaries as of and for the year ended December 31, 2013.  We have read Car Charging Group, Inc.‘s statements regarding our resignation as principal accountants, included within its Form 8-K to be filed on or about June 20, 2014 and we agree with such statements, except for the third paragraph for which we have no basis to agree or disagree and the eighth paragraph as follows:

In our professional judgment, the initial valuation methodology used by the Company was not in accordance with the principles contained in Financial Accounting Standards Board ASC 820 - Fair Value Measurement. Upon the Company revising its methodology, we were unable to obtain sufficient appropriate audit evidence to support the inputs and assumptions used in the Company’s revised valuation model. Furthermore, we were unable to determine whether the Company performed procedures to verify the results of the work performed by the valuation firm.  We respectfully disagree with the statement indicating that we would only accept one method of valuation. As to the statement that the valuation firm indicated that there were different methods of evaluating the assets purchased, we have no basis on which to agree or disagree with this statement.

Very truly yours,

/s/ EISNERAMPER LLP

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